UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

SMTC Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

832682207

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

654 Broadway, Suite 5

New York, NY 10012

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      June 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,500,592
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,500,592
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.62%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1

Based on 15,041,336 shares of common stock of SMTC Corporation outstanding as of June 4, 2010, as reported in SMTC Corporation’s preliminary proxy statement filed with the Securities and Exchange Commission on June 8, 2010.

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,500,592
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,500,592
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.62%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,203,780
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,203,780
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,203,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.65%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 278,412
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 278,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 278,412
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 278,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Bear Market Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,400
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,400
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of SMTC Corporation (the “Issuer”), with its principal executive offices located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

Pinnacle Fund, LLLP, a Colorado limited liability limited partnership (“Pinnacle Fund”);

Bear Market Opportunity Fund, L.P., a Delaware limited partnership (“Bear Fund”);

Red Oak Partners, LLC, a New York limited liability company (“Red Oak Partners”);

Pinnacle Partners, LLC, a Colorado limited liability company (“Pinnacle Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Bear Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of Red Oak Fund, Red Oak Partners and David Sandberg is 654 Broadway, Suite 5, New York, NY 10012.  The principal office or business address of Pinnacle Partners and Pinnacle Fund is 32065 Castle Court, Suite 100, Evergreen, CO 80439.  The principal office or business address of Bear Fund is 112 E. Pecan Street, Suite 806, San Antonio TX 78205.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash funds for the purchased securities was the working capital of the Funds, and the amount of funds totaled $4,619,823.

Item 4.  Purpose of Transaction.

On June 4, 2010, Red Oak Fund, the Issuer, and Anton Simunovic, entered into an agreement, attached as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 15,041,336 shares of common stock of SMTC Corporation outstanding on June 4, 2010, as reported SMTC Corporation’s preliminary proxy statement filed with the Securities and Exchange Commission on June 8, 2010. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 2,500,592 shares of Common Stock, representing 16.62% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 2,203,780 shares of Common Stock held by Red Oak Fund, (ii) the 278,412 shares of Common Stock held by Pinnacle Fund, and (iii) the 18,400 shares of Common Stock held by the Bear Fund.

Mr. Sandberg beneficially owns 2,500,592 shares of Common Stock, representing 16.62% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 2,500,592 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 2,203,780 shares of Common Stock, representing 14.65% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 278,412 shares of Common Stock, representing 1.85% of all the outstanding shares of Common Stock.  Bear Fund may be deemed to beneficially own 18,400 shares of Common Stock, representing 0.12% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 2,203,780 shares of Common Stock held by Red Oak Fund, (ii) the 278,412 shares of Common Stock held by Pinnacle Fund, and (iii) the 18,400 shares of Common Stock held by the Bear Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Date
Buy/Sell
Quantity

Price

May 25, 2010
Buy
18,400

3.1724

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Sandberg, Red Oak Partners and the Funds are described above under Item 2 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2010

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

BEAR MARKET OPPORTUNITY FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

1Based on 15,041,336 shares of common stock of SMTC Corporation outstanding as of June 4, 2010, as reported in SMTC Corporation’s preliminary proxy statement filed with the Securities and Exchange Commission on June 8, 2010.